June 16, 2010

Via EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalyst Health Solutions, Inc.

Schedule 14A filed April 23, 2010

File No. 000-31014

Dear Mr. Riedler:

On behalf of Catalyst Health Solutions, Inc. (the “Company”), please find below the Company’s response to the comment letter issued by the staff of the Division of Corporation Finance (the “Staff”) on June 2, 2010. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Proposal 3—Ratification of the Appointment of Independent Registered Public Accounting Firm, page 19

Comment No. 1

You disclose that all other fees paid to PricewaterhouseCoopers LLP in 2009 include a claims review engagement for a client. Please tell us the nature of the service provided under this engagement and explain to us why this service is compatible with maintaining the independence of the independent registered public accounting firm.

Response to Comment No. 1

The Staff has asked the Company to comment on the nature of the services provided by its independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), in connection with the Company’s engagement of PwC to review the Company’s compliance with its existing agreement with a pharmacy benefit management client (“Client”), and to explain how such services were compatible with maintaining the independence of the independent registered public accounting firm. As discussed below, the Company believes that, notwithstanding the services provided by PwC described below, PwC is, and a reasonable investor with knowledge of all relevant facts and circumstances would conclude that PwC is, capable of exercising objective and impartial judgment on all issues encompassed within the PwC’s audit engagement, as required by Rule 2-01(b) of Regulation S-X.

As part of the Company’s services for the Client, the Company was required to engage a third party to review processed pharmacy claims, pharmacy agreements, and manufacturer rebates to assess if payments were made in accordance with the terms of the parties’ agreement and

Mr. Jeffrey Riedler

June 16, 2010

related plan rules. With the Client’s consent, the Company engaged PwC to meet this contractual obligation. During this engagement, PwC assessed if a sample of selected pharmacy claims were adjudicated, and a sample of other payments were made, in compliance with applicable contractual requirements and/or plan rules. PwC issued a deliverable to the Company, which was subsequently shared with the Client, containing observations, findings, and recommendations for consideration. The Company and the Client were solely responsible for evaluating PwC’s findings and making all decisions regarding future action items including, where necessary, negotiating resolution of identified items, as is expected, for example, in considering the requirements of Rule 2-01(c)(4)(vi) related to activities that could be construed as management functions. Based on these facts and circumstances, the Company believes that the services provided by PwC would in no manner impair PwC’s capability to exercise objective and impartial judgment as the Company’s independent registered public accounting firm, consistent with the auditor independence rules.

Corporate Governance, Compensation Committee, page 25

Comment No. 2

We note your statement that you have “reviewed the design and operation of the Company’s incentive compensation arrangements, including the performance objectives and target levels used in connection with incentive awards, and evaluated the relationship between the Company’s risk management policies and practices and these arrangements. As a result of this review, we believe that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.” Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Response to Comment No. 2

In response to the Staff’s comment, the Company advises the Staff that, prior to filing the Company’s Definitive Proxy Statement on Schedule 14A, the Company’s Board of Directors and Compensation Committee, in consultation with management, reviewed the design and operation of the Company’s overall incentive compensation arrangements. They reviewed a multiple year summary of the Company’s non-executive bonus practices, the total of those bonuses, subtotals by department, and the totals as a percentage of payroll and net income. They also considered and evaluated the risk to the Company in connection with Company incentive compensation and the relationship between the Company’s risk management policies and practices and such incentive compensation arrangements. Particular attention was paid to those programs with variability of payout, the ability of a participant to directly affect payout and the controls on participant action and payout. The purpose of such review was to determine whether the Company’s compensation policies and practices for its employees give rise to risks that are reasonably likely to have a material adverse effect on the Company. This assessment process included a review of the Company’s controls over incentive compensation programs and consideration of the Company’s policies and practices addressed to ensuring that levels of authority within the Company, up to and including the Board of Directors, were commensurate with the level of risk associated with the compensation programs. Consideration also was given to seeking out possible areas of significant risk where compensation might reward tasks that did not properly align with underlying risk. This review

Mr. Jeffrey Riedler

June 16, 2010

disclosed, among other things, that the Company’s incentive compensation process is conducted with care and attention at the highest levels of the Company, including the Company’s Board of Directors, with significant transparency and, in addition, with respect to non-executive incentive programs and practices, such expenses historically have not been a significant risk exposure for the Company.

Based on those factors, the Company’s Board of Directors and Compensation Committee, in consultation with management, determined that the compensation policies and practices for employees do not create risks that are reasonably likely to have a material adverse effect on the Company, principally because: the Company uses a balanced approach to compensation; the Company is not reliant on a single performance measure; and the Company uses both quantitative and qualitative assessments of performance. Management also believes that its incentive compensation arrangements: provide incentives that do not encourage risk-taking beyond the Company’s ability to effectively identify and manage significant risks; are compatible with effective internal controls and the risk management practices of the Company; and are supported by the oversight and administration of the Compensation Committee of the Company’s Board of Directors with regard to the Company’s executive compensation programs. Management presented its analysis and assessment of these matters to the Compensation Committee of the Company’s Board of Directors, which actively participated in reviewing management’s presentation, and vigorously discussed the analysis and assessment with members of management prior to reaching its conclusions. Consistent with this determination, the Company included on page 22 of its Definitive Proxy Statement on Schedule 14A, incorporated by reference into Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the following statement in the discussion of the Board of Directors’ risk oversight function: “Our Compensation Committee oversees risk management by participating in the creation of compensation structures that create incentives that encourage a level of balanced risk-taking behavior consistent with the Company’s business strategy.”

Compensation Discussion & Analysis, page 26

Comment No. 3

You state that “We operate so that a greater portion of an employee’s potential compensation is determined based on an evaluation of their performance and the achievement of specific corporate and individual objectives…” Please expand your disclosure to disclose the specific corporate and individual objectives, the level of achievement for each of the corporate and individual objectives set for each of your named executive officers and how the level of achievement was factored into your compensation committee’s determination of cash and equity incentive compensation for fiscal 2009.

Mr. Jeffrey Riedler

June 16, 2010

Response to Comment No. 3

In response to the Staff’s comment, the Company respectfully submits to the Staff that the existing disclosure contained in the Compensation Discussion and Analysis section of the Company’s most recently filed Definitive Proxy Statement on Schedule 14A adequately complies with the requirements set forth in Item 402(b) of Regulation S-K. Specifically, in accordance with Item 402(b)(1), the Company believes that the proxy statement adequately discusses all material elements of its compensation programs for its named executive officers relating to corporate and individual objectives, achievement of such objectives and compensation paid based on the achievement of such objectives.

As discussed under “2010 Activities” on page 32 of the proxy statement, variable compensation amounts with respect to cash and equity compensation for the named executive officers for 2009 were determined by the Company’s Board of Directors and Compensation Committee using its judgment following a review of various performance factors relating to each such officer’s overall performance and contributions to the Company during 2009, as well as the Company’s financial performance. Amounts awarded to each officer are determined only after a review and assessment by the Board of Directors of the officer’s performance with respect to the performance factors.

Although the Company establishes individual objectives for each named executive officer as part of its annual planning process, such objectives are specifically designed to further the overall performance of the Company as a whole and for department or functional areas, and the level of achievement with respect to such objectives is not inexorably tied to the determination of variable incentive compensation awards. For example, an officer who achieves an individual objective relating to the timely filing of all of the Company’s periodic reports with the Staff does not receive a specific award amount relating to such achievement. Such achievement simply furthers the overall goals of the Company. Instead, and as described under “Cash Incentives” on page 30 of the proxy statement, depending on the specific responsibilities of the officer, the Company’s Board of Directors and Compensation Committee conducts a performance review, taking into account any one or more of the following performance factors: net income, total revenue, earnings per share, gross margin, number of prescriptions processed, client retention rates, number of new members from new client wins, new client implementation success metrics, acquisition integration milestones, consummation of an acquisition(s), specific cost reduction strategies or benchmarks, specific strategic initiatives, or any combination of these factors. As noted above, the calculation of the 2009 cash and equity incentive awards paid to the named executive officers was ultimately made through the exercise of judgment by the Board of Directors and Compensation Committee, with input from management, of each such officer’s achievements with respect to the foregoing performance metrics.

For a discussion of the specific factors and material accomplishments considered by the Board and Compensation Committee with respect to each named executive officer’s 2009 variable compensation awards, the Company respectfully refers the Staff to the discussions under the headings “Chief Executive Officer Compensation” and “Compensation for the Other Named Executive Officers” on pages 32 and 33 of the proxy statement.

Mr. Jeffrey Riedler

June 16, 2010

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please telephone me at 301-548-2931.

Very truly yours,

/s/ Hai V. Tran
Hai V. Tran
Chief Financial Officer